UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-12284

GOLDEN STAR RESOURCES LTD.

(Translation of registrant's name into English)

333 Bay Street

Suite 2400

Toronto, Ontario

M5H 2T6

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN STAR RESOURCES LTD.

Date: January 28, 2022

(signed) Tiehe Chen

_______________________

Name: Tiehe Chen

Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit
99.1	News Release dated January 28, 2022 - Chifeng Jilong Gold Completes the Acquisition of Golden Star Resources